DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	March 31,	December 31,
	2023	2022
	$	$
Assets
Current assets:
Cash and cash equivalents	215,831	216,293
Trade and other receivables (Note 4)	45,481	37,527
Income taxes receivable	190	435
Prepaids and deposits	8,654	6,378
Net investment in finance lease	81	174
Contract costs, net	4,732	2,778
	274,969	263,585
Non-current assets:
Contract costs, net	8,260	7,931
Net investment in finance lease	100	241
Deferred tax asset	130	118
Right-of-use assets, net (Note 5)	2,082	2,038
Property and equipment, net (Note 6)	2,469	2,624
Intangible assets, net (Note 7)	1,085	1,150
Goodwill (Note 8)	6,059	5,982
	295,154	283,669

Liabilities
Current liabilities:
Trade and other payables	29,430	26,025
Income taxes payable	151	101
Deferred revenue	60,593	55,779
Contingent consideration	1,083	1,083
Lease obligations (Note 5)	1,626	1,374
	92,883	84,362
Non-current liabilities:
Contingent consideration	1,193	1,177
Deferred revenue	391	528
Lease obligations (Note 5)	1,431	1,692
Employee benefit obligations	2,652	2,423
Deferred tax liability	1,358	1,276
	99,908	91,458

Shareholders’ equity
Share capital (Note 10)	268,889	268,194
Contributed surplus	9,394	8,458
Accumulated other comprehensive loss	(9,412)	(9,571)
Deficit	(73,625)	(74,870)
Total equity	195,246	192,211
	295,154	283,669
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,
	2023	2022
	$	$
Revenue (Note 13)	41,459	32,055
Cost of revenue (Note 14 and 15)	8,054	6,552
Gross profit	33,405	25,503

Operating expenses
General and administrative (Note 15)	7,556	7,375
Sales and marketing (Note 15)	16,772	13,747
Research and development (Note 15)	7,377	6,186
Share-based compensation (Note 11)	1,267	1,094
Foreign exchange loss	102	3,391
Depreciation and amortization (Note 5, 6 and 7)	707	580
	33,781	32,373
Operating loss	(376)	(6,870)

Finance income, net (Note 9)	(2,167)	(19)
Other expense (income), net	183	(21)
Income (loss) before income taxes	1,608	(6,830)

Income tax expense	363	129

Net income (loss) for the periods	1,245	(6,959)

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(159)	(3,212)

Comprehensive income (loss)	1,404	(3,747)

Income (loss) per share - basic	0.04	(0.21)
Income (loss) per share - diluted	0.04	(0.21)
Weighted average number of common shares outstanding - basic (Note 12)	33,153,231	33,017,421
Weighted average number of common shares outstanding - diluted (Note 12)	34,159,651	33,017,421

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 10 and 11)	1,897	34	(14)	—	—	20
Share-based compensation (Note 11)	—	—	1,094	—	—	1,094
Share issuance under employee share purchase plan (Note 10 and 11)	6,377	361	(57)	—	—	304
Comprehensive income (loss)	—	—	—	3,212	(6,959)	(3,747)
Balance, March 31, 2022	32,865,696	266,514	5,335	5,325	(88,847)	188,327

Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 10 and 11)	8,735	149	(49)	—	—	100
Share-based compensation (Note 11)	—	—	1,267	—	—	1,267
Share issuance under employee share purchase plan (Note 10 and 11)	8,785	322	(58)	—	—	264
Release of restricted share units (Note 10 and 11)	5,249	224	(224)	—	—	—
Comprehensive income	—	—	—	159	1,245	1,404
Balance, March 31, 2023	32,936,724	268,889	9,394	(9,412)	(73,625)	195,246

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Three months ended March 31,
	2023	2022
	$	$
Cash flows (used in) from operating activities
Net income (loss)	1,245	(6,959)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	707	580
Share-based compensation	1,267	1,094
Loss on disposal of asset	197	—
Unrealized foreign exchange loss	126	3,194
Income tax expense	363	129
Finance income, net	(2,167)	(19)
Changes in non-cash working capital items:
Trade and other receivables	(7,265)	(4,087)
Prepaids and deposits	(2,217)	(968)
Contract costs	(2,233)	(3,015)
Trade and other payables	3,178	1,220
Employee benefit obligations	184	110
Deferred revenue	4,434	6,749
Cash used in operating activities	(2,181)	(1,972)

Cash flows used in investing activities
Purchase of property and equipment	(107)	(303)
Acquisition of business, net of cash acquired	—	(1,071)
Cash used in investing activities	(107)	(1,374)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	44	21
Repayment of lease obligations	(451)	(345)
Interest received	1,738	103
Proceeds from exercise of stock options	100	20
Proceeds from share issuance under employee share purchase plan	264	304
Cash from financing activities	1,695	103

Net change in cash and cash equivalents during the period	(593)	(3,243)
Effect of foreign exchange on cash and cash equivalents	131	(98)
Cash and cash equivalents, beginning of the period	216,293	215,323
Cash and cash equivalents, end of the period	215,831	211,982

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage March 31, 2023	Ownership percentage December 31, 2022
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 10, 2023.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)
estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

3	Summary of significant accounting policies

The significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.

4	Trade and other receivables

The Company’s trade and other receivables as at March 31, 2023 and December 31, 2022 include the following:

	2023	2022
	$	$
Trade receivables	38,187	29,128
Accrued revenues	3,898	3,288
Tax credits receivable	2,854	3,054
Interest receivable	498	1,662
Other receivables	44	395
	45,481	37,527

Included in trade receivables is a loss allowance of $859 as at March 31, 2023 and $719 as at December 31, 2022.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2022	4,717	382	5,099
Additions	357	—	357
Effects of foreign exchange	55	7	62
Balance – March 31, 2023	5,129	389	5,518

Accumulated amortization
Balance – December 31, 2022	2,796	265	3,061
Amortization	323	13	336
Effects of foreign exchange	30	9	39
Balance – March 31, 2023	3,149	287	3,436

Carrying value
Net balance – December 31, 2022	1,921	117	2,038
Net balance – March 31, 2023	1,980	102	2,082

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2023
$
Balance – January 1	3,066
Additions	357
Interest accretion	59
Lease repayments	(451)
Effects of foreign exchange	26
Balance – March 31	3,057

Current	1,626
Non-current	1,431
3,057

Expenses incurred for the three months ended March 31, 2023 and 2022 relating to short-term leases and leases of low-value assets were $38 and $62, respectively.

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2022	2,983	1,864	332	5,179
Additions	86	21	—	107
Effects of foreign exchange	29	21	9	59
Balance – March 31, 2023	3,098	1,906	341	5,345

Accumulated depreciation
Balance – December 31, 2022	1,493	979	83	2,555
Depreciation	202	81	3	286
Effects of foreign exchange	20	11	4	35
Balance – March 31, 2023	1,715	1,071	90	2,876

Carrying value
Balance – December 31, 2022	1,490	885	249	2,624
Balance – March 31, 2023	1,383	835	251	2,469

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2022	1,335	502	43	1,880
Effects of foreign exchange	25	10	1	36
Balance – March 31, 2023	1,360	512	44	1,916

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Balance – December 31, 2022	483	218	29	730
Amortization	56	25	4	85
Effects of foreign exchange	9	4	3	16
Balance – March 31, 2023	548	247	36	831

Carrying value
Balance – December 31, 2022	852	284	14	1,150
Balance – March 31, 2023	812	265	8	1,085

8	Goodwill

$
Balance – December 31, 2022	5,982
Effects of foreign exchange	77
Balance – March 31, 2023	6,059

9	Finance income and expenses

Finance income for the three months ended March 31, 2023 and 2022 is comprised of:

	Three months ended March 31,
	2023	2022
	$	$
Interest on contingent consideration	16	16
Interest on lease obligations	59	75
Interest income	(2,242)	(110)
	(2,167)	(19)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2022	32,913,955	268,194
Stock option exercise	8,735	149
Share issuance under ESPP	8,785	322
RSU release	5,249	224
Balance – March 31, 2023	32,936,724	268,889

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)

11	Share-based compensation

	Three months ended March 31,
	2023	2022
	$	$
Stock options	566	397
DSUs	229	204
RSUs	437	449
ESPP	35	44
	1,267	1,094

There were no PSUs issued and outstanding for the three months ended March 31, 2023 and 2022.
The following table presents share-based compensation expense by function for the three months ended March 31:

	Three months ended March 31,
	2023	2022
	$	$
Cost of revenue	25	107
General and administrative	733	675
Sales and marketing	445	346
Research and development	64	(34)
	1,267	1,094

The changes in the number of stock options during the three months ended March 31, 2023 and 2022 were as follows:

	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,349,001	13.60	1,283,088	12.00
Options granted	207,127	52.38	34,667	54.26
Options forfeited	(11,915)	46.32	(1,897)	16.00
Options exercised	(8,735)	16.00	(34,853)	34.62

Options outstanding – March 31	1,535,478	18.56	1,281,005	12.52
Options exercisable – March 31	1,003,393	4.83	891,286	3.84

The weighted average fair value of share options granted during the three months ended March 31, 2023 and 2022 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)

	2023	2022
	C$	C$
Weighted average stock price valuation	$52.38	$54.26
Weighted average exercise price	$52.38	$54.26
Risk-free interest rate	2.98%	2.03%
Expected life in years	4.5	6.25
Expected dividend yield	—%	—%
Volatility	65%	61%
Weighted average fair value of options issued	$28.26	$31.67

The following table is a summary of the Company’s stock options outstanding as at March 31, 2023:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.21	0.0001 - 1.09	784,368
8.86 - 11.06	51,811	7.71	8.86 - 11.06	35,126
15.79 - 16.00	246,312	6.53	15.79 - 16.00	139,060
26.43 - 95.12	452,987	7.57	26.43 - 95.12	44,839
	1,535,478	5.57		1,003,393

The following table is a summary of the Company’s stock options outstanding as at March 31, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	5.21	0.0001 - 1.09	748,368
8.86 - 11.06	54,553	8.47	8.86 - 11.06	23,826
15.79 - 16.00	275,697	7.53	15.79 - 16.00	100,509
26.43 - 95.12	166,387	9.33	26.43 - 95.12	18,583
	1,281,005	6.39		891,286

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2022	87,222
Granted (at C$43.93 per unit)	1,862
DSUs - March 31, 2023	89,084

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)
RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2022	103,626
Granted (at C$52.38 per unit)	111,724
Released (at C$54.26 - $86.38 per unit)	(5,249)
Forfeited (at C$54.26 - $86.38 per unit)	(3,509)
RSUs - March 31, 2023	206,592

12	Income (loss) per share

Basic and diluted net income (loss) per share for the three months ended March 31 are calculated as follows:

	2023	2022
Net income (loss) attributable to common shareholders	$1,245	$(6,959)

Basic weighted average number of common shares outstanding	33,153,231	33,017,421
Stock options	802,418	—
DSUs	89,043	—
RSUs	114,959	—
Diluted weighted average number of common shares outstanding[1]	34,159,651	33,017,421

Basic net income (loss) per common share	$0.04	$(0.21)
Diluted net income (loss) per common share[1]	$0.04	$(0.21)

1Diluted weighted average number of common shares outstanding for the three months ended March 31, 2023 excludes 23,782 stock options (2022 – 1,027,646 stock options, 60,380 DSUs, and 48,341 RSUs) as their effects are anti-dilutive.

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table presents a disaggregation of revenue for the three months ended March 31:

	Three months ended March 31,
	2023	2022
	$	$
Subscription revenue	38,844	29,128
Professional services	2,615	2,927
	41,459	32,055

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)

14	Cost of revenue

The following table represents cost of revenue for the three months ended March 31:

	Three months ended March 31,
	2023	2022
	$	$
Employee salaries and benefits	4,586	4,159
Web hosting fees	1,177	1,057
Third party service fees	2,123	1,173
Other	168	163
	8,054	6,552

15	Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation for the three months ended March 31, 2023 was $26,068 (2022 - $21,875).
Employee compensation costs were included in the following expenses for the three months ended March 31:

	Three months ended March 31,
	2023	2022
	$	$
Cost of revenue	4,586	4,159
General and administrative	3,510	3,365
Sales and marketing	11,967	9,707
Research and development	6,005	4,644
	26,068	21,875

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly, including the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Product Officer, Chief Corporate Development Officer, Chief Human Resource Officer, Chief Legal Officer and Directors.

Compensation expense for the Company’s key management personnel for the three months ended March 31, 2023 and 2022 is as follows:

	Three months ended March 31,
	2023	2022
	$	$
Salaries and benefits	946	807
Share-based compensation	1,106	668
	2,052	1,475

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2023
(expressed in thousands of US dollars, except share amounts)
Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of the contingent consideration was calculated using discounted cash flows. During the three months ended March 31, 2023, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023	2022
	$	$
North America	31,477	23,855
Rest of World	9,982	8,200
	41,459	32,055

19	Subsequent events

In April 2023, the Company acquired all of the issued and outstanding shares of Circles Collective Inc. (o/a PeerBoard), a plug and play community-as-a-service platform. The acquisition of PeerBoard will expand Docebo’s external training offering and enhance the Company’s social learning capabilities. The acquisition will be accounted for as a business combination in accordance with IFRS 3, Business Combinations.

Total purchase consideration was $4,026, consisting of: (i) cash paid on closing of $2,526; (ii) issuance of 26,185 common shares of Docebo Inc. with total fair value of $1,000; and (iii) $500 of cash payable of which 50% is due on the first year anniversary and the remaining 50% is due on the second year anniversary of the acquisition, subject to any representations and warranties deductions. In addition, potential future consideration of up to $4,000 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.